Exhibit (d1)
BENEFIT FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY Benefits are payable at the earlier of Policy Maturity Date or the death of the Insured. Flexible premiums are payable until the earlier of the Policy Maturity Date or the death of the Insured. The death benefit is adjustable subject to specified requirements and limits. This policy is non-participating.
This policy is a legal contract between You, as owner(s), and Us, Principal Life Insurance Company, a stock company. Your policy is issued based on the information in the application and payment of premiums as shown on the current Data Pages. We will pay the benefits of this policy in accordance with its provisions.
YOUR NET PREMIUMS ARE ADDED TO YOUR POLICY VALUE. YOU MAY ALLOCATE YOUR NET PREMIUMS TO ONE OR MORE OF THE DIVISIONS AND THE FIXED ACCOUNT.
THE PORTION OF YOUR POLICY VALUE THAT IS IN THE DIVISIONS WILL INCREASE OR DECREASE FROM DAY TO DAY DEPENDING ON THE INVESTMENT EXPERIENCE OF THE DIVISIONS THAT YOU HAVE CHOSEN. THERE ARE NO MINIMUM GUARANTEES REGARDING SUCH PORTION OF YOUR POLICY VALUE.
THE PORTION OF YOUR POLICY VALUE THAT IS IN THE FIXED ACCOUNT WILL BE CREDITED INTEREST AT A RATE WE DETERMINE. SUCH RATE WILL NOT BE LESS THAN 3% A YEAR, ACCRUED DAILY AND COMPOUNDED ANNUALLY.
THE AMOUNT OR DURATION OF THE DEATH BENEFIT MAY BE VARIABLE OR FIXED UNDER SPECIFIED CONDITIONS. THE DEATH PROCEEDS SECTION OF THIS POLICY PROVIDES THE METHOD FOR DETERMINING THE AMOUNT OF INSURANCE PAYABLE AT DEATH.
EXAMINATION OFFER. IT IS IMPORTANT TO US THAT YOU ARE SATISFIED WITH THIS POLICY. IF YOU ARE NOT SATISFIED, YOU MAY RETURN YOUR POLICY TO EITHER YOUR AGENT OR OUR OFFICE BEFORE THE LATER OF: (1) TEN DAYS AFTER YOU RECEIVE THE POLICY OR (2) SUCH LATER DATE AS SPECIFIED BY APPLICABLE STATE LAW. IF YOU RETURN THIS POLICY, WE WILL REFUND YOUR PREMIUM IN STATES WHERE REQUIRED. IN STATES WHERE PERMITTED, WE WILL REFUND THE NET POLICY VALUE PLUS ANY FEES OR CHARGES TAKEN, WHICH MAY BE MORE OR LESS THAN PREMIUMS PAID. PLEASE READ YOUR POLICY CAREFULLY SO YOU MAY BETTER USE ITS MANY BENEFITS.
This policy starts on the Policy Date and will stay in force until the earlier of the Policy Maturity Date shown on the current Data Pages or the death of the Insured so long as You satisfy the requirements outlined in Your policy.

Senior Vice President and	President and
Corporate Secretary	Chief Operating Officer

A copy of the application and any additional benefits provided by rider follow the last page of this policy.

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DATA PAGES
Benefit Flexible Premium Variable Universal Life
[DATA PAGES OMITTED]

DEFINITIONS IN THIS POLICY
All of the following defined terms and phrases and certain items on Your Data Pages are capitalized throughout the policy. Please read them carefully as they will help You understand the policy provisions.
ADJUSTMENT DATE is the Monthly Date on or next following Our approval of a requested adjustment.
ATTAINED AGE is the Insured’s Age on the birthday nearest to the Policy Date, plus the number of complete Policy Years that have elapsed since the Policy Date.
BASE POLICY FACE AMOUNT is the insurance benefit provided by the policy without any riders. The Base Policy Face Amount is shown on Your current Data Pages.
BUSINESS DAY is any day that the New York Stock Exchange (“NYSE”) is open for trading, and trading is not restricted.
DIVISION is the part of the Separate Account that invests in shares of a corresponding Mutual Fund. The value of an investment in a Division is variable and is not guaranteed.
EFFECTIVE DATE is the date on which all requirements, including the initial premium, for issuance of a policy have been satisfied.
FIXED ACCOUNT is that part of the Policy Value that is not in the Divisions or Loan Account.
INITIAL TOTAL FACE AMOUNT is the original Total Face Amount that was in effect on the Policy Date.
INSURED is the person named as the Insured on the current Data Pages of the policy. The Insured may or may not be the owner.
LOAN ACCOUNT is that part of the Policy Value that reflects any Loan Indebtedness.
LOAN INDEBTEDNESS is any outstanding policy loan(s) and unpaid loan interest.
MONTHLY DATE is the day of the month which is the same as the day of the Policy Date. The Monthly Date will never be the 29th, 30th, or 31st of any month.
MONTHLY POLICY CHARGE is the amount subtracted from the Policy Value on each Monthly Date as described in the Policy Expenses section.
MUTUAL FUND is a registered open-end investment company, or a separate investment account or portfolio thereof, in which a Division invests.
NET AMOUNT AT RISK is the result of:
1.	the death benefit as described in the Death Proceeds section of this policy at the beginning of the Policy Month, divided by 1.0024663; minus

2.	the Policy Value at the beginning of the Policy Month calculated as if the Monthly Policy Charge was zero.
NET POLICY VALUE is the Policy Value less any Loan Indebtedness.

NET PREMIUM is the gross premium less the deductions for the Premium Expense Charge. It is the amount of premium allocated to the Fixed Account and/or Divisions.
NET SURRENDER VALUE is the Surrender Value less any Loan Indebtedness.
NOTICE is any form of communication We receive in Our Office providing the information We need, either in writing or another manner that We approve in advance.
OFFICE is Our home office.
POLICY DATE is the date from which Monthly Dates, Policy Years, and policy anniversaries are determined. The Policy Date is shown on the current Data Pages. The Policy Date will never be the 29th, 30th, or 31st of any month.
POLICY MATURITY DATE is the date to which this policy will stay in force, unless the death of the Insured occurs prior to that date, so long as all requirements outlined in the policy are satisfied. The Policy Maturity Date is shown on the current Data Pages.
POLICY MONTH is any one-month period beginning on the Monthly Date.
POLICY VALUE is the sum of the values in the Loan Account, Divisions, and Fixed Account.
POLICY YEAR is the one-year period beginning on the Policy Date and ending one day before the policy anniversary and each subsequent one-year period beginning on a policy anniversary.
Example: If the Policy Date is November 21, 2007, the first Policy Year ends on November 20, 2008. The first policy anniversary falls on November 21, 2008.
PREMIUM EXPENSE CHARGE is the charge deducted from premium payments for any sales charge, state and local taxes, and the federal tax charge. The Premium Expense Charge will not exceed the Guaranteed Maximum Premium Expense Charge shown on the current Data Pages.
PRORATED BASIS is the proportion the value of a particular Division or the Fixed Account bears to the total value of all Divisions and the Fixed Account.
SEPARATE ACCOUNT is Principal Life Insurance Company Variable Life Separate Account, which has Divisions to which Net Premiums may be allocated under this policy. Refer to the Variable Life Separate Account provision for details.
SURRENDER VALUE is the Policy Value less any surrender charges.
TARGET PREMIUM is the premium amount used to determine any applicable Premium Expense Charge under a policy. Your Target Premium is shown on Your current Data Pages.
TOTAL FACE AMOUNT is the Base Policy Face Amount plus the insurance benefit provided by any Supplemental Benefit Rider issued with Your policy. If there is no Supplemental Benefit Rider issued with Your policy, the Total Face Amount is the Base Policy Face Amount. The Total Policy Face Amount may be adjusted as described in the Adjustment Options section. The Total Face Amount is shown on Your current Data Pages.
UNIT is the accounting measure used to calculate the Division values.

VALUATION PERIOD is the period beginning at the close of normal trading on the NYSE, generally 4:00 p.m. E.T. on each Business Day, and ending at the close of normal trading of the NYSE on the next Business Day.
WE, OUR, US is Principal Life Insurance Company.
YOU, YOUR is the owner(s) of this policy.
PURCHASING AND KEEPING THE POLICY IN FORCE
PREMIUM PAYMENTS
Your first premium is due on the Policy Date. After that, You may pay premiums at any time while this policy is in force. The amount of Your premiums is subject to the Premium Payment Limits provision. We will give a receipt to You on request.
We will allocate initial Net Premiums on the later of the Policy Date or the Effective Date. During the examination offer period, We will allocate Net Premiums to the Money Market Division if state law requires Us to refund the initial premiums. We will re-allocate initial Net Premiums to the requested Division(s) and/or Fixed Account at the end of the examination offer period. If state law does not require refund of premiums paid, the initial Net Premiums will be immediately allocated to the Divisions and/or Fixed Account as directed in the application, unless You direct otherwise.
If the purchase of this policy falls within the definition of a replacement under state law, We reserve the right to retain the initial Net Premiums in the Money Market Division beyond the examination offer period to correspond to the examination offer period of a particular state’s replacement requirements.
Your initial allocation percentages apply to future allocations of premiums, unless You change them.
You should identify the purpose of any payment. If You do not, We will apply any payment to first repay any outstanding policy Loan Indebtedness.
PLANNED PERIODIC PREMIUMS
Preauthorized withdrawals may be set up on a monthly basis to allow Us to automatically deduct premium payments from Your bank or other financial institution account.
You may establish an annual, semiannual, or quarterly premium payment schedule. We will send You reminder notices of Your Planned Periodic Premium. These notices serve only as a reminder of Your preference. You may change the amount and frequency of Your Planned Periodic Premiums by providing Notice to Us. Premiums are to be sent to the address We provide in the reminder notices. You may also make unscheduled payments to Us at Our Office.
PREMIUM PAYMENT LIMITS
You may make premium payments that are greater than the Planned Periodic Premium. However, We will refund any premiums that would disqualify this policy as “life insurance” as defined in the Internal Revenue Code, Section 7702, as amended. Unless You provide Us Notice, We reserve the right to refund any premiums that would make this policy a modified endowment contract as defined in the Internal Revenue Code, Section 7702A, as amended.
If any premium payment increases the policy’s death benefit by more than it increases the Policy Value, We reserve the right to refund all or part of the premium payment. If all or part of the premium payment is not refunded, We may require satisfactory evidence of insurability.

CONTINUATION OF INSURANCE
If You do not make a Planned Periodic Premium payment or additional premium payments, this policy will not terminate unless the Net Policy Value is not sufficient to pay the Monthly Policy Charge which is due on the Monthly Date. The Grace Period provision will then apply.
GRACE PERIOD
A 61-day grace period will begin if the Net Policy Value on any Monthly Date is less than the Monthly Policy Charge. The 61-day grace period begins when We mail a notice of impending policy termination to You, telling You the minimum required payment, payment instructions and the grace period end date. This notice will be sent to Your last post office address known to Us.
Your policy, including the privileges and rights of the owner(s), will terminate as of the end of the grace period if We have not received the minimum required payment in Our Office.
The minimum required payment is [A plus B] divided by C where:
A	is any amount by which Your Net Policy Value is less than zero at the start of the grace period after the Monthly Policy Charge is deducted;

B	is three Monthly Policy Charges; and

C	is 1 minus the maximum Premium Expense Charge.
If the Insured dies during a grace period, We will pay the death proceeds to the beneficiary(ies).
TERMINATION
All Your policy privileges and rights under this policy terminate:
1.	when You surrender Your policy;

2.	when the death proceeds are paid;

3.	when the maturity proceeds are paid; or

4.	when the grace period ends as described in the Grace Period provision. In this case, Your privileges and rights terminate as of the date on which the grace period ends.
REINSTATEMENT
If this policy terminates as described in the Grace Period provision, You may reinstate it provided all of the following are satisfied:
1.	Such reinstatement is prior to the Maturity Date;

2.	You have not surrendered Your policy;

3.	Not more than three years have elapsed since the policy terminated;

4.	You supply evidence which satisfies Us that the Insured is alive and is insurable under Our underwriting guidelines then in effect;

5.	You either repay or reinstate any Loan Indebtedness on this policy existing at termination; and

6.	You make the minimum required payment of [A plus B] divided by C where:
A	is any amount by which Your Net Policy Value is less than zero at the end of the grace period after the Monthly Policy Charge is deducted;

B	is three Monthly Policy Charges; and

C	is 1 minus the maximum Premium Expense Charge.
Reinstatement will be effective on the Monthly Date on or next following the date We approve it. Your Policy Date will remain the initial Policy Date. You will receive new Data Pages upon reinstatement.

PREMIUM INVESTMENT OPTIONS
ALLOCATIONS
You may allocate Net Premiums to the Divisions and/or the Fixed Account. The sum of the allocation percentages must equal 100%.
We will allocate Net Premiums according to Your most recently chosen allocations. You may change the allocation percentages by providing Us Notice.
FIXED ACCOUNT
Net Premiums allocated to the Fixed Account will earn interest at rates We determine at Our discretion. In no event will the guaranteed interest rate be less than 3% accrued daily and compounded annually. The Fixed Account is a part of Our general account.
The values in the Fixed Account may not exceed the limits set forth in Our current underwriting guidelines.
DIVISIONS
The Separate Account is comprised of Divisions. Each Division invests in a Mutual Fund. You may allocate Net Premiums to one or more of the Divisions. Income, gains, and losses, whether or not realized, from each Division’s assets are credited to or charged against that Division without regard to income, gains, or losses of other Divisions or Our other income, gains, or losses.
VARIABLE LIFE SEPARATE ACCOUNT
The Separate Account is registered with the Securities and Exchange Commission (SEC) as a unit investment trust under the Investment Company Act of 1940, as amended. Assets are put into the Separate Account Divisions to support this policy and to support other variable life insurance policies We may offer. We own the assets of the Separate Account. These assets are not part of Our general account. Income, gains, and losses of the Separate Account Divisions, whether or not realized, are credited to or charged against the Separate Account Divisions’ assets, without regard to Our other income, gains, or losses. The assets of the Separate Account will be available to cover the liabilities of Our general account only to the extent that the Separate Account assets exceed its liabilities. The assets of the Separate Account will be valued at least as often as any policy benefits vary but at least monthly.
We reserve the right to add other Divisions, eliminate or combine existing Divisions, or transfer assets in one Division to another. If shares of a Mutual Fund are no longer available for investment, or in Our judgment investment in a Mutual Fund becomes inappropriate considering the purpose of the Separate Account, We may eliminate the shares of a Mutual Fund or a class of shares of a Mutual Fund and substitute shares of another Mutual Fund or another class of a Mutual Fund. Substitution may be made with respect to both existing investments and the investment of future Net Premium payments. However, no such changes will be made without notifying You and getting any required approval from the appropriate state and/or federal regulatory authorities.
If We eliminate or combine existing Divisions, or transfer assets in one Division to another, You may change Your allocation percentages and transfer any value in the eliminated or combined Divisions to other Division(s) and/or the Fixed Account. You may exercise this right until the later of 60 days after 1) the effective date of such change or 2) the date You receive notice of this right. You may exercise this right at no charge only if You have an interest in the affected Division(s).
The investment policy of the Variable Life Separate Account may not be changed without the approval of the Insurance Commissioner of Iowa, Our domicile state. The approval process for any change is on file with the Commissioner of the state in which this policy is delivered.

BENEFITS WHILE THE POLICY IS IN FORCE
POLICY VALUES
Your Policy Value at any time is equal to the sum of the values You have in the Loan Account, the Divisions, and the Fixed Account.
LOAN ACCOUNT VALUE
You may borrow against Your policy under certain conditions. When You take out a loan, We transfer the amount of the loan from one or more of the Divisions, and/or the Fixed Account into the Loan Account. For details of the Loan Account see the Policy Loans section.
FIXED ACCOUNT VALUE
The amount You have in the Fixed Account at any time equals:
1.	Net Premiums allocated to it; plus

2.	amounts transferred to it; plus

3.	interest credited to it; less

4.	amounts deducted from it; less

5.	amounts transferred from it; less

6.	amounts surrendered from it.
DIVISION VALUE
The value for each Division is equal to the number of Units in that Division multiplied by that Division’s Unit value. The number of Units in a Division at any time equals A minus B, where:
A	is the number of Units credited to the Division because of:
1.	Net Premiums allocated to it; and

2.	amounts transferred to it.
B	is the number of Units redeemed from the Division because of:
1.	amounts deducted from it;

2.	amounts transferred from it; and

3.	amounts surrendered from it.
The number of Units credited or redeemed for a given transaction is equal to the dollar amount of the transaction, divided by the Unit value on the Business Day of the transaction.
UNIT VALUES
We will determine the Unit value for each Division at the end of each Valuation Period.
The Unit value for each Division is obtained by multiplying the Unit value for the immediately preceding Business Day by the particular Division’s net investment factor for the current Valuation Period.

NET INVESTMENT FACTOR
The net investment factor for a Division on any Business Day is equal to A divided by B, where:
A	is the net asset value of the underlying Mutual Fund shares held by that Division at the end of such Business Day before any policy transactions are made on that day; and

B	is the net asset value of the underlying Mutual Fund shares held by that Division at the end of the immediately preceding Business Day after all policy transactions were made for that day.
We reserve the right to adjust the above formula for any taxes determined by Us to be attributable to the operations of the Division.
TRANSFERS
TRANSFERS ALLOWED
You may transfer amounts between the Divisions and the Fixed Account as provided below. To request a transfer, You must provide Us Notice. If We receive Your request prior to the close of the NYSE, the transfer is made and value is determined as of that day. Requests received after the close of the NYSE will be processed and values determined as of the next Business Day.
RESERVATION OF RIGHTS — We reserve the right to not accept transfer requests from someone requesting them for multiple contracts for which they are not the owner. We reserve the right to reject transfers if We deem that the transfers would disrupt the management of the Separate Account, any Division, or any underlying Mutual Fund. Excessive transfers can disrupt management strategy of the underlying Mutual Funds and increase expenses, which are borne by all owners. In addition, We may suspend or modify transfer privileges at Our sole discretion, at any time, to prevent transfers that could disadvantage other owners. These modifications could include, but are not limited to:
1.	requiring a minimum time period between each transfer;

2.	not accepting transfer requests from someone providing them for multiple policies for which he or she is not the owner;

3.	limiting the dollar amount that an owner may transfer at any one time; or

4.	imposing a Transfer Fee as shown on the current Data Pages.
TRANSFERS FROM FIXED ACCOUNT
You may transfer amounts from the Fixed Account to a Division by making either scheduled or unscheduled transfers (not both) during the same Policy Year, subject to the following conditions:
UNSCHEDULED FIXED ACCOUNT TRANSFERS - You may make one unscheduled transfer from the Fixed Account to a Division(s) during the first 30-day period of each calendar quarter. In each calendar year, the transfer(s) may not exceed:
1.	the Fixed Account value as of December 31 of the prior year (if $5,000 or less);

2.	$5,000 (if the Fixed Account value as of December 31 of the prior year is greater than $5,000 but not more than $20,000); or

3.	25% of the Fixed Account value as of December 31 of the prior year (if the Fixed Account value is greater than $20,000).
The following conditions apply:
1.	We must receive Your Notice during the 30-day period.

2.	You must specify the dollar amount or percentage to be transferred.

3.	There is no transaction charge imposed on the transfer(s).

SCHEDULED FIXED ACCOUNT TRANSFERS — After the examination offer period, You may elect to have the entire Fixed Account value transferred to the Division(s) in four consecutive annual transfers. Transfers will be allocated in the same manner used to allocate premium payments.
To make an election, you must send Us Notice. Once made, this election is irrevocable. If Your Net Premium payments included allocations to the Fixed Account, Your Notice must include new premium payment allocation percentages.
The transfers will be made as follows:
First transfer — 25% of Your Fixed Account value.
Second transfer — 33% of Your remaining Fixed Account value.
Third transfer — 50% of Your remaining Fixed Account value.
Fourth transfer — 100% of Your remaining Fixed Account value.
After the first transfer, each subsequent transfer will be made on the anniversary date of the initial transfer (or next Business Day if the transfer date is not a Business Day).
If on any transfer date the Fixed Account value prior to the transfer is $5,000 or less, the entire Fixed Account value will transfer.
The election will be subject to the following conditions:
1.	You may not make both a scheduled and an unscheduled transfer from the Fixed Account in the same calendar year.

2.	You may not make payments or transfers to the Fixed Account during the transfer period.

3.	The Fixed Account value must be greater than $20,000 when You make the election.
TRANSFERS FROM DIVISIONS
You may transfer amounts from a Division by making either a scheduled or unscheduled Division transfer, subject to the following conditions:
UNSCHEDULED DIVISION TRANSFERS — You may make unscheduled transfers from a Division to another Division or the Fixed Account, subject to Our Reservation of Rights (see Transfers Allowed provision). You must specify the dollar amount or percentage to transfer from each Division. We reserve the right to charge a Transfer Fee, not to exceed the Transfer Fee shown on the current Data Pages.
SCHEDULED DIVISION TRANSFERS — You may make scheduled transfers from one Division to another Division, as follows:
1.	Transfers will begin on the date You specify, other than the 29th, 30th or 31st.

2.	You must specify how often the transfers will occur (annually, semi-annually, quarterly or monthly).

3.	You must specify the dollar amount or percentage to transfer from each Division and such amounts must be less than or equal to the value of that Division.

4.	The transfers will continue until the value in the Division(s) is zero or We receive Notice to stop making the transfers.

5.	We reserve the right to limit the number of Divisions from which transfers may be made at the same time. In no event will the limit ever be less than two.
AUTOMATIC PORTFOLIO REBALANCING (APR)
APR allows You to maintain a specific percentage of Your Policy Value in the Divisions You have selected. APR transfers are effective at the end of the Valuation Period during which We receive Your Notice.

APR transfers:
1.	do not begin until the expiration of the examination offer period (see the Examination Offer provision on the front cover of Your policy);

2.	may be made on the frequency (monthly, quarterly, semi-annually or annually) You specify on a calendar year or Policy Year basis;

3.	do not begin until We receive Your Notice;

4.	are not available with the Fixed Account; and

5.	are not available if You have scheduled Division transfers from the same Division.
POLICY LOANS
You may borrow against Your Policy Value with this policy as sole collateral. You may borrow up to 90% of Your Net Surrender Value. You may not borrow against Your Policy Value during the examination offer period.
UNSCHEDULED LOANS — Unscheduled loans are available in all Policy Years. If You do not direct Us, the loan amount will be withdrawn in the same proportion as the allocation used for Your current Monthly Policy Charge.
SCHEDULED LOANS — Scheduled loans are available on any Monthly Date after the first Policy Year. Scheduled loans may occur monthly, quarterly, semi-annually or annually based on the Policy Year. Before scheduled loans are available, You must have withdrawn, through partial surrenders, an amount equal to or exceeding total premiums paid. We will withdraw the scheduled loans from the Fixed Account and Divisions in the same proportion as the allocation used for Your current Monthly Policy Charge.
LOAN ACCOUNT
If You borrow against Your policy, an amount equal to the loan will be transferred from the Fixed Account and/or the Divisions to Your Loan Account. The effective date of the transfer is the date of the loan.
Your Loan Account will be part of Our general account and will be credited with interest from the date of the loan. We will credit interest to Your Loan Account at the interest rate shown on the current Data Pages. The interest rate is an effective annual rate. Interest accrues daily.
LOAN INTEREST CHARGE
Interest charges accrue daily on any Loan Indebtedness at the annual loan interest rate shown on the current Data Pages. Interest is due and payable at the end of each Policy Year. Any interest not paid when due is added to the Loan Indebtedness and accrues interest at the same rate. The adding of unpaid interest charges to the Loan Indebtedness will cause additional amounts to be redeemed from the Divisions and/or the Fixed Account in the same manner as described above for loans.
REPAYMENT
You may repay all or part of a policy loan as long as Your policy is in force. Any loan repayment amount is transferred from Your Loan Account and applied to the Divisions and/or Fixed Account in the same manner used to allocate premium payments. Any Loan Indebtedness at the Insured’s death or at the Policy Maturity Date is deducted from the death or maturity proceeds.
You should identify the purpose of any payment. If You do not, We will apply any payment first to repay any outstanding policy Loan Indebtedness.
We will not apply the Grace Period provision of this policy for failure to repay any Loan Indebtedness until the total Loan Indebtedness equals or exceeds Your Policy Value.

POLICY SURRENDER
FULL SURRENDER
You may surrender Your Policy in full for its Net Surrender Value by sending Us Notice.
SURRENDER CHARGES
A surrender charge will be deducted from Your Policy Value if, within the surrender charge period, this policy is surrendered in full for its Net Surrender Value. No surrender charge will be deducted from the death proceeds or maturity proceeds. The surrender charge will be no greater than the Guaranteed Maximum Surrender Charges shown on the current Data Pages for the Policy Year of surrender.
Surrender charges vary based on the Base Policy Face Amount, age at issue or adjustment, and gender of the Insured, except for policies issued in connection with employment-related insurance and benefit plans not based on the gender of the Insured. Surrender charges will apply during the Policy Years as shown on the current Data Pages. Any Base Policy Face Amount increase has its own surrender charge period, which begins on the Adjustment Date. The Guaranteed Maximum Surrender Charges on the current Data Pages show the total of the surrender charges for the Base Policy Face Amount as of the Policy Date plus the surrender charge(s) for any Base Policy Face Amount increase(s).
Decreases in Base Policy Face Amount do not decrease the Guaranteed Maximum Surrender Charges shown on the current Data Pages.
PARTIAL SURRENDERS
You may make unscheduled or scheduled partial surrenders of the Net Surrender Value. Your Policy Value is reduced by the amount of a partial surrender.
Any partial surrender will result in a withdrawal from the Fixed Account and/or a redemption of Units in the Division from which the partial surrender occurs. The partial surrender is effective at the end of the Valuation Period during which We receive Notice.
A partial surrender may reduce Your Total Face Amount. If there have been prior increases in the Total Face Amount, any subsequent reduction of the Total Face Amount because of a partial surrender will be taken first from the most recent Total Face Amount increase, then from each prior Total Face Amount increase in reverse chronological order, and lastly from the Initial Total Face Amount. The resulting Total Face Amount must be at least the Minimum Total Face Amount for this policy as shown on the current Data Pages.
All partial surrenders will be subject to the limits as defined in the Internal Revenue Code Section 7702, as amended. An increase in Total Face Amount may be required in order to maintain compliance with the limits.
UNSCHEDULED PARTIAL SURRENDERS — Each Policy Year after the first Policy Year, You may receive unscheduled partial surrenders from the Net Surrender Value, subject to the following:
1.	each unscheduled partial surrender must be in an amount not less than the Minimum Unscheduled Partial Surrender Amount shown on the current Data Pages; and

2.	the total amount surrendered in any Policy Year may not exceed 90% of the Net Surrender Value.
You may tell Us in what proportion to allocate the amount of the partial surrender to be withdrawn from the Fixed Account and/or Divisions. If You do not tell Us otherwise, We will withdraw the unscheduled partial surrender from the Fixed Account and Divisions in the same proportion as the allocations used for Your current Monthly Policy Charge.

Depending on the Death Benefit Option in effect at the time of the unscheduled partial surrender (see the Death Proceeds section for a description of the Death Benefit Options), the Total Face Amount may be reduced as described below.
If Death Benefit Option 1 is in effect, and the death benefit equals the Total Face Amount, the Total Face Amount is reduced by the amount of the unscheduled partial surrender (that is not considered a preferred partial surrender, as described below) and any Transaction Fee (as shown on the current Data Pages).
A preferred partial surrender is available during Policy Years two through 15, if Death Benefit Option 1 is in effect. The maximum amount of preferred partial surrenders in a Policy Year is equal to the lesser of (A plus B) or C where:
A	is the amount of the scheduled partial surrender planned for that Policy Year;

B	is the amount of any preferred partial surrenders in the same Policy Year;

C	is 10% of the Net Surrender Value as of the end of the prior Policy Year.
If Death Benefit Option 2 is in effect, then the Total Face Amount is not reduced.
If Death Benefit Option 3 is in effect, and the death benefit equals the Total Face Amount, then the Total Face Amount is reduced by the lesser of A or B where:
A	is the unscheduled partial surrender amount plus any Transaction Fee (as shown on the current Data Pages);

B	is the greater of (a) the amount that total unscheduled partial surrenders exceed total premiums paid, or (b) zero.
SCHEDULED PARTIAL SURRENDERS — After the first Policy Year, You may elect to automatically receive part of Your Net Surrender Value on any Monthly Date. You may receive scheduled partial surrenders monthly, quarterly, semi-annually or annually, based on the Policy Year. The amount surrendered may not exceed 90% of the Net Surrender Value as of the effective date of each scheduled partial surrender.
We will withdraw the scheduled partial surrender from the Fixed Account and Divisions in the same proportion as the allocations used for Your current Monthly Policy Charge.
When total partial surrenders equal total premiums paid, scheduled partial surrenders will stop. You may also stop scheduled partial surrenders by sending Us Notice.
Depending on the Death Benefit Option in effect at the time of the scheduled partial surrender (see the Death Proceeds section for a description of the Death Benefit Options), the Total Face Amount may be reduced as described below.
If Death Benefit Option 1 is in effect, and the death benefit equals the Total Face Amount, the Total Face Amount is reduced on the first Monthly Date a scheduled partial surrender is effective and on each subsequent policy anniversary. The Total Face Amount may also be reduced on the Monthly Date any change to a scheduled partial surrender is effective. The Total Face Amount is reduced by the amount of total scheduled partial surrenders planned in each Policy Year that are not considered preferred partial surrenders, as described below.
A preferred partial surrender is available during Policy Years two through 15, if Death Benefit Option 1 is in effect. The maximum amount of preferred partial surrenders in a Policy Year is equal to the lesser of (A plus B) or C where:
A	is the amount of the scheduled partial surrenders planned for that Policy Year;

B	is the amount of any preferred partial surrenders in the same Policy Year;

C	is 10% of the Net Surrender Value as of the end of the prior Policy Year.
If Death Benefit Option 2 is in effect, then the Total Face Amount is not reduced.

If Death Benefit Option 3 is in effect, and the death benefit equals the Total Face Amount, the Total Face Amount is reduced on the first Monthly Date a scheduled partial surrender is effective and on each subsequent policy anniversary. The Total Face Amount may also be reduced on the Monthly Date any increase to a scheduled partial surrender is effective. The Total Face Amount is reduced by the lesser of A or B where:
A	is the scheduled partial surrender amounts planned for that Policy Year;

B	is the greater of (a) the amount that total partial surrenders exceed total premiums paid, or (b) zero.
POLICY EXPENSES
MONTHLY POLICY CHARGES
On the Policy Date, and each Monthly Date thereafter, We will deduct a Monthly Policy Charge.
The deduction for the Monthly Policy Charge is the sum of the following amounts:
1.	the cost of insurance (described below);

2.	the cost of additional benefits provided by any rider in effect for the policy month;

3.	any additional charges shown on the current Data Pages;

4.	the current asset based charge which will not exceed the Maximum Annual Asset Based Charge shown on the current Data Pages; and

5.	the current Monthly Policy Issue Charge which will not exceed the Maximum Guaranteed Monthly Policy Issue Charge shown on the current Data Pages.
We will withdraw the Monthly Policy Charge from the Policy Value.
You select how Your Monthly Policy Charge will be allocated. Your choices are:
1.	the allocation percentages You chose for Your premiums; or

2.	determined on a Prorated Basis; or

3.	any other allocation upon which We mutually agree.
If You do not designate Monthly Policy Charge allocation percentages, they will be the same allocation percentages You chose for Your premiums.
If the amount in a Division and/or the Fixed Account is insufficient to allow the allocation You chose, Your Monthly Policy Charge will be allocated on a Prorated Basis.
The sum of the percentages must equal 100. Changes in allocation percentages may be made by providing Us Notice. Once approved by Us, they are effective as of the next Monthly Date.
COST OF INSURANCE
The cost of insurance on each Monthly Date is:
1.	the cost of insurance rate as described in the Cost Of Insurance Rates provision divided by 1,000; multiplied by

2.	the Net Amount At Risk.
COST OF INSURANCE RATES
Cost of insurance rates are determined by Us and will never be higher than the guaranteed maximum rates stated in the Table of Guaranteed Maximum Cost of Insurance Rates shown on Your current Data Pages. We may use rates lower than these guaranteed maximum rates. We determine cost of insurance rates based on, including but not limited to, Our expectations as to Our future investment earnings, expenses, mortality and persistency experience. Any change in these rates applies to all individuals of the same class as the Insured.

Cost of insurance rates at issue and for any Total Face Amount increases are based on the age at issue and adjustment, duration since issue and adjustment, risk class, and tobacco status of the Insured. Cost of insurance rates are also based on gender of the Insured, except for policies issued in connection with employment-related insurance and benefit plans not based on the gender of the Insured.
PREMIUM EXPENSE CHARGE
We will deduct a current Premium Expense Charge, not to exceed the Guaranteed Maximum Premium Expense Charge shown on the current Data Pages, from each premium payment. The result will be the Net Premium payment.
ADJUSTMENT OPTIONS
REQUESTING AN ADJUSTMENT
You must send Us Notice for any adjustment to Your policy. An adjustment is effective on the Adjustment Date. For a Total Face Amount increase the Insured and owner(s) must sign a Notice. Only the owner(s) is required to sign a Notice requesting a Total Face Amount decrease. The Notice must show the Total Face Amount desired after adjustment.
ADJUSTING THE TOTAL FACE AMOUNT
While Your policy is in force You may request an increase or decrease in the Total Face Amount. Decreases may not be made during the first Policy Year. Any adjustment request is subject to Our approval. Unless otherwise directed, if the Supplemental Benefit Rider is a part of Your policy, the Total Face Amount adjustment will be prorated between the Base Policy Face Amount and the Supplemental Benefit Rider Face Amount.
The request for a decrease in the Total Face Amount will be subject to the limits as defined in the Internal Revenue Code Section 7702, as amended. A decrease may not be allowed if the decrease would cause a refund of premium and/or the distribution of the Policy Value in order to maintain compliance with the limits. A decrease will not reduce surrender charges. The Total Face Amount may not be decreased below the Minimum Total Face Amount shown on the current Data Pages.
APPROVAL OF AN ADJUSTMENT
Any increase in the Total Face Amount will be in a risk classification We determine, and will be approved if:
1.	the Attained Age of the Insured does not exceed Our maximum limits as defined under Our underwriting guidelines then in effect; and

2.	the amount of the Total Face Amount increase is at least the Minimum Total Face Amount Increase shown on the current Data Pages; and

3.	You supply evidence which satisfies Us that the Insured is alive and insurable under Our underwriting guidelines then in effect; and

4.	the death proceeds less the Policy Value does not exceed Our maximum limits as defined under Our underwriting guidelines then in effect; and

5.	Your policy is not in a grace period; and

6.	the Total Face Amount after adjustment is not less than the Minimum Total Face Amount shown on the current Data Pages; and

7.	Your Monthly Policy Charges are not being waived under any rider.

DEATH PROCEEDS
We will pay the death proceeds to the beneficiary(ies) subject to the provisions of this policy, after We receive Notice and due proof that the Insured died while the policy was in force and before the Policy Maturity Date. We require notification of the Insured’s death as soon as it occurs, or as soon thereafter as is reasonably possible. Proof of death includes documentation necessary to pay the death proceeds. The death proceeds, determined as of the date of the Insured’s death, are A minus B where:
A	is the death benefit described below plus any proceeds from any benefit rider on the Insured’s life; and

B	is any Loan Indebtedness and, if the Insured’s death occurs during a grace period, any overdue Monthly Policy Charges.
Any premium received after the date of death will be paid to the beneficiary(ies) and will not be included in the calculation of the death proceeds. With Our consent a different arrangement for the return of premium may be specified prior to the payment of the death proceeds.
We will pay interest on death proceeds as required by law.
DEATH BENEFIT OPTIONS
This policy provides three Death Benefit Options. The Death Benefit Option in effect is shown on the current Data Pages. Option 3 is available only at policy issue.
Option 1.
Under option 1, the death benefit equals the greater of:
1.	the Total Face Amount; or

2.	the amount found by multiplying Your Policy Value by the applicable percentage shown in the Table Of Applicable Percentages For Death Benefit Options on the current Data Pages.
Option 2.
Under option 2, the death benefit equals the greater of:
1.	the Total Face Amount plus Your Policy Value; or

2.	the amount found by multiplying Your Policy Value by the applicable percentage shown in the Table Of Applicable Percentages For Death Benefit Options on the current Data Pages.
Option 3.
Under option 3, the death benefit equals the greater of:
1.	the Total Face Amount plus the greater of: a) premiums paid less partial surrenders; and b) zero; or

2.	the amount found by multiplying Your Policy Value by the applicable percentage shown in the Table Of Applicable Percentages For Death Benefit Options on the current Data Pages.
CHANGES IN DEATH BENEFIT OPTIONS
You may change the Death Benefit Option on or after the first policy anniversary. A change in the Death Benefit Option will result in a Total Face Amount adjustment so that the Net Amount At Risk is the same immediately before and after the change.

The Total Face Amount adjustment will be prorated between the Base Policy Face Amount and the Supplemental Benefit Rider Face Amount, if any. If there have been any previous increases in the Total Face Amount, any Total Face Amount reduction due to a change in the Death Benefit Option will be taken first from the most recent Total Face Amount increase, then from each prior Total Face Amount increase in reverse chronological order, and lastly from the Initial Total Face Amount. The Total Face Amount after any reduction must be at least the Minimum Total Face Amount allowed, which is shown on the current Data Pages. Changes in Death Benefit Options may require proof of insurability which satisfies Us subject to Our then current underwriting guidelines.
To request a change in the Death Benefit Option, You must send Us Notice. A change approved on a Monthly Date will be effective on that Monthly Date. A change approved on any day other than a Monthly Date will be effective on the next following Monthly Date. If a Base Policy Face Amount increase results from a Death Benefit Option change, We will not apply a surrender charge to the amount of the increase. Death Benefit Option changes are limited to two per Policy Year and, on the effective date of the change, the following apply:
1.	If the change is from option 1 to option 2, We will reduce the Total Face Amount by the Policy Value.

2.	If the change is from option 2 to option 1, We will increase the Total Face Amount by the Policy Value.

3.	If the change is from option 3 to option 1, We will increase the Total Face Amount by the amount that the total premiums paid exceed partial surrenders to the date of the change.

4.	If the change is from option 3 to option 2, the Total Face Amount will be adjusted by an amount determined by subtracting the Policy Value from the greater of: a.) total premiums paid less partial surrenders and b.) zero.

5.	You may not change from option 1 to option 3, or from option 2 to option 3.

6.	A Death Benefit Option change will be subject to the limits as defined in the Internal Revenue Code Section 7702, as amended. An additional increase in Total Face Amount may be required in order to maintain compliance with the limits.
MATURITY PROCEEDS
If the Insured is living on the Policy Maturity Date, and there is no rider extending the Policy Maturity Date, We will pay You the policy’s maturity proceeds which are equal to the Net Surrender Value.
BENEFIT PAYMENT OPTIONS
In lieu of a lump sum payment, You may elect a benefit payment option for payment of the death, maturity, or surrender proceeds. If no benefit payment option has been elected before the Insured’s death, the beneficiary may apply the death proceeds to a benefit payment option.
Once the proceeds are applied under a benefit payment option, this policy must be exchanged for a supplementary contract.
BENEFIT PAYMENT CONDITIONS
Election of any benefit payment option is subject to the following conditions:
1.	Any amount payable to an assignee will be paid in one lump sum. Any remaining proceeds will then be applied to the elected benefit payment option.

2.	No changes may be made to the benefit payment option once a supplementary contract is issued.

3.	The proceeds applied must be at least $25,000.00.

4.	Benefit payment options are restricted if the recipient of benefits is not a natural person.

5.	We reserve the right to require evidence of age, gender where applicable, and continuing survival.

6.	Under Options B, C, D, and E, one of the persons on whose life payments are based must be the owner, Insured, or beneficiary.

DESCRIPTION OF BENEFIT PAYMENT OPTIONS
OPTION A, CUSTOM: A custom benefit arrangement can be designed with the Company’s written approval.
OPTION B, LIFE INCOME: We will make benefit payments during the person’s lifetime. The minimum monthly life income is shown in the Option B Tables below. Payments cease when the person dies.
OPTION C, LIFE INCOME WITH GUARANTEED PERIOD: We will make benefit payments for the longer of the person’s lifetime or a guaranteed period that You select. The minimum monthly life income for an elected 10-year guaranteed period is shown in Option C Table below. If the person dies after payments begin but before the end of the guaranteed period, the remaining payments will be paid to the named beneficiary(ies) under the benefit payment option.
OPTION D, JOINT AND SURVIVOR LIFE INCOME: We will make benefit payments during the lifetime of two persons. The minimum monthly joint and 100% survivor life income is shown in the Option D Tables below. Payments cease when both persons have died.
OPTION E, JOINT AND SURVIVOR LIFE INCOME WITH GUARANTEED PERIOD: We will make benefit payments for the longer of the lifetimes of two persons or a guaranteed period that You select. The minimum monthly joint and 100% survivor life income for an elected 10-year guaranteed period is shown in the Option E Tables below. If both persons die after payments begin but before the end of the guaranteed period, the remaining payments will be paid to the named beneficiary(ies) under the benefit payment option.
BENEFIT OPTIONS B, C, D, and E: These benefit options are based on the Annuity 2000 Mortality Table with mortality projected 40 years by projection Scale G and 3.0% interest. Payments will be in an amount We determine but not less than guaranteed by this section. Benefit options are also based on the gender of the payee except for policies issued in states that require unisex tables or in connection with benefit plans not based on the gender of the Insured.

OPTION B TABLES
These tables show the minimum monthly life income for each $1,000 of proceeds applied. We will make the first payment on the effective date of the supplementary contract.

Age of Male
Payee	Life Income
55	4.03
56	4.10
57	4.18
58	4.25
59	4.33

60	4.42
61	4.51
62	4.61
63	4.71
64	4.82

65	4.94
66	5.07
67	5.20
68	5.35
69	5.50

70	5.66
71	5.83
72	6.01
73	6.19
74	6.40

75	6.61

85	9.75

95	15.68

Age of Female/Unisex
Payee	Life Income
55	3.78
56	3.84
57	3.90
58	3.96
59	4.03

60	4.10
61	4.17
62	4.25
63	4.34
64	4.43

65	4.52
66	4.63
67	4.74
68	4.85
69	4.98

70	5.11
71	5.25
72	5.41
73	5.57
74	5.75

75	5.94

85	8.84

95	14.27

OPTION C TABLES
These tables show the minimum monthly life income for an elected 10-year guaranteed period for each $1,000 of proceeds applied. We will make the first payment on the effective date of the supplementary contract.

10-Year
Age of Male	Guaranteed
Payee	Period
55	4.01
56	4.08
57	4.15
58	4.22
59	4.30

60	4.38
61	4.46
62	4.55
63	4.65
64	4.75

65	4.85
66	4.96
67	5.08
68	5.20
69	5.32

70	5.46
71	5.59
72	5.73
73	5.88
74	6.03

75	6.18

85	7.88

95	9.19

10-Year
Age of Female/Unisex	Guaranteed
Payee	Period
55	3.77
56	3.82
57	3.88
58	3.94
59	4.01

60	4.08
61	4.15
62	4.23
63	4.31
64	4.39

65	4.48
66	4.58
67	4.68
68	4.79
69	4.90

70	5.02
71	5.15
72	5.28
73	5.42
74	5.57

75	5.72

85	7.53

95	9.01

OPTION D TABLES
These tables show the minimum monthly joint and 100% survivor life income for each $1,000 of proceeds applied. We will make the first payment on the effective date of the supplementary contract.

Age of Male	Age of Female Payee
Payee	55	60	62	65	70	75	85	95
60	3.58	3.75	3.81	3.91	4.05	4.17	4.33	4.39
62	3.61	3.79	3.86	3.97	4.14	4.29	4.49	4.57
65	3.65	3.85	3.94	4.07	4.28	4.48	4.76	4.88
70	3.69	3.94	4.04	4.21	4.51	4.80	5.27	5.52
75	3.73	4.00	4.12	4.32	4.69	5.10	5.86	6.32
85	3.76	4.06	4.21	4.45	4.95	5.58	7.11	8.46
95	3.77	4.09	4.24	4.50	5.06	5.82	8.08	10.90

Age of Older	Age of Younger Unisex Payee
Unisex Payee	55	60	62	65	70	75	85	95
60	3.53	3.67
62	3.57	3.72	3.78
65	3.61	3.79	3.86	3.97
70	3.67	3.89	3.99	4.13	4.37
75	3.71	3.97	4.08	4.27	4.60	4.94
85	3.76	4.05	4.19	4.43	4.91	5.50	6.85
95	3.77	4.08	4.23	4.50	5.05	5.79	7.94	10.46
OPTION E TABLES
These tables show the minimum monthly joint and 100% survivor life income with and elected 10-year guaranteed period for each $1,000 of proceeds applied. We will make the first payment on the effective date of the supplementary contract.

Age of Male	Age of Female Payee
Payee	55	60	62	65	70	75	85	95
60	3.58	3.75	3.81	3.91	4.05	4.17	4.31	4.37
62	3.61	3.79	3.86	3.97	4.14	4.29	4.47	4.54
65	3.65	3.85	3.94	4.07	4.28	4.47	4.73	4.83
70	3.69	3.93	4.04	4.21	4.50	4.78	5.22	5.41
75	3.72	3.99	4.11	4.31	4.68	5.08	5.76	6.10
85	3.76	4.05	4.20	4.44	4.92	5.51	6.79	7.62
95	3.77	4.07	4.22	4.48	5.01	5.69	7.38	8.70

Age of Older	Age of Younger Payee
Unisex Payee	55	60	62	65	70	75	85	95
60	3.53	3.67
62	3.57	3.72	3.78
65	3.61	3.79	3.86	3.97
70	3.67	3.89	3.98	4.13	4.37
75	3.71	3.96	4.08	4.26	4.59	4.92
85	3.75	4.05	4.19	4.42	4.89	5.44	6.60
95	3.76	4.07	4.22	4.47	5.00	5.67	7.31	8.56

RIGHT TO EXCHANGE
By providing Us Notice, You may at any time within the first 24 months from the Effective Date make an irrevocable, one time election to transfer all of Your Division values to the Fixed Account.
OWNER, BENEFICIARY, ASSIGNMENT
OWNER
The owner(s) is named in the application unless You change ownership as provided in the Change Of Owner Or Beneficiary provision. As owner(s), You may exercise every right and privilege provided by Your policy, subject to the rights of any irrevocable beneficiary(ies). Your ownership rights and privileges continue while Your policy is in force. If an owner dies before the policy terminates, the surviving owner(s), if any, shall succeed to that person’s ownership interest, unless otherwise specified. If all owners die before the policy terminates, the policy will pass to the Insured. With our consent, You may specify a different arrangement for contingent ownership.
BENEFICIARY
The beneficiary(ies) named in the application will receive the death proceeds unless You change the beneficiary designation as provided in the Change Of Owner Or Beneficiary provision. If any beneficiary dies before the Insured, We will pay the death proceeds to any surviving beneficiary(ies) according to the terms of the beneficiary designation then in effect. If no beneficiary(ies) survives the Insured, the death proceeds will be paid to the surviving owner(s) in equal percentages or, if applicable, to the last surviving owner’s estate unless otherwise specified.
If the beneficiary(ies) is not a natural person, We may require proof the beneficiary(ies) is a validly existing entity immediately prior to making payment but no later than 180 days following the death of the Insured. If proof cannot be provided, then the beneficiary(ies) will be deemed to not have survived the Insured.
CHANGE OF OWNER OR BENEFICIARY
You may change the owner(s) or beneficiary(ies) of this policy by sending Us Notice. Our approval is needed and no change is effective until We approve it. Once approved, the change is effective as of the date You signed the request. We may require that You send Us this policy so We can record the change.
BENEFIT INSTRUCTIONS
While the Insured is alive, You may send Us instructions for the payment of the death proceeds under one of the benefit payment options. Such instructions, or change of instructions, must be in a format We specify. We must approve the arrangement chosen before any payment is made. If You change beneficiary(ies), prior benefit instructions are revoked.
ASSIGNMENT
You may assign Your policy as collateral for a loan by providing Us with an original or a certified copy of the assignment which must be in a form acceptable to Us. We assume no responsibility for the assignment’s validity. An assignment does not change the ownership of the policy. The rights of beneficiaries, whenever named, except for irrevocable beneficiaries named prior to Our notice of the assignment, become subordinate to those of the assignee. The assignment becomes effective on the date We receive it and is subject to any action taken by Us prior to that date.

GENERAL INFORMATION
THE CONTRACT
This policy, the attached application(s) and riders or endorsements, any amendments to the application(s), any adjustment and reinstatement application(s), and the current Data Pages make up the entire contract. Any statements made in the application(s), an adjustment application(s), or any amendments to the application(s) will be considered representations and not warranties. No statement, unless made in an application(s), or amendments thereto, will be used to void Your policy (or void an adjustment in case of an adjustment application(s)) or to defend against a claim.
ALTERATIONS
This policy may be altered by mutual agreement or as necessary to comply with applicable law. Any alteration must be in writing and signed by one of Our corporate officers. No one else, including the agent, may change the policy or waive any provisions.
INCONTESTABILITY
With respect to statements made in the initial application(s) for this policy, We will not contest this policy after the policy has been in force during the lifetime of the Insured for two years from the Policy Date. With respect to statements made in any subsequent application(s) for additional coverage or reinstatement application(s), We will not contest the additional coverage or reinstated coverage resulting from such application(s) after the additional coverage or reinstated coverage has been in force during the lifetime of the Insured for two years from the date of the adjustment or reinstatement. The time limits in this Incontestability provision do not apply to fraudulent misrepresentations.
MISSTATEMENT OF AGE AND GENDER
If the age, or gender where applicable, of the Insured has been misstated, the death benefit will be that which would be purchased by the most recent cost of insurance rate charge at the correct age, or gender where applicable, of the Insured.
DEFERMENT
We will usually pay surrenders, partial surrenders, policy loans or maturity proceeds within five Business Days after We receive Notice. We will usually pay any death benefit within five Business Days after We receive 1) proof at Our Office of the Insured’s death, and 2) any other forms We may require to be completed.
However, We reserve the right to delay payment of values in the Fixed Account for up to six months after You provide Us Notice of a surrender or partial surrender.
We may not be able to determine the value of the Divisions of Our Separate Account if:
1.	the NYSE is closed on other than customary weekend and holiday closings, or trading on the NYSE is restricted as determined by the SEC;

2.	the SEC by order permits postponement; or

3.	the SEC requires that trading be restricted or declares an emergency, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the net asset values of the Mutual Funds.

If any of the above events occur, We reserve the right to defer:
1.	determination and payment of any surrender, partial surrenders, maturity proceeds, or death proceeds;

2.	payment of any policy loans;

3.	determination of the Unit values of the Divisions;

4.	any requested transfer between the Divisions; and

5.	application of Your death proceeds, maturity proceeds, or surrender proceeds under Benefit Payment Options.
If payments are delayed and Your request for total surrender, partial surrender, transfer or policy loan is not canceled by Your Notice, the amount of the surrender, transfer or policy loan will be determined the first Valuation Date following the expiration of the permitted delay. The death proceeds, maturity proceeds, surrender or policy loan will be paid, or transfers made, usually within five Business Days thereafter.
SUICIDE
This policy’s death proceeds will not be paid if the Insured dies by suicide, while sane or insane, within two years of the Policy Date. Instead, We will return all premiums paid, less any Loan Indebtedness, less any partial surrenders. This amount will be paid to the beneficiary(ies).
Any death proceeds that are a result of a Total Face Amount increase made under the Adjustment Options section or under any attached rider will not be paid if the Insured dies by suicide, while sane or insane, within two years of the Adjustment Date. Instead, We will return the sum of the cost of insurance charges for the increased amount of protection. This amount will be paid to the beneficiary(ies).
BASIS OF VALUES
Guaranteed maximum cost of insurance rates are based on the mortality table referred to on the current Data Pages.
Where required, We filed a detailed statement of the method of calculating values and benefits with the insurance department of the state in which this policy is written. The guaranteed values are greater than or equal to those required by any state law.
STATEMENT OF VALUE
You will receive an annual policy statement once each year until the policy terminates. The statement will show:
1.	the current death benefit;

2.	the current Policy Value and Surrender Value;

3.	all premiums paid since the last statement;

4.	all charges since the last statement;

5.	any Loan Indebtedness;

6.	any partial surrenders since the last statement;

7.	any investment gain or loss since the last statement; and

8.	the total value of each of Your Divisions and the Fixed Account.

APPLICABLE TAX LAW
This policy must qualify initially and continue to qualify as life insurance under the Internal Revenue Code and all related regulatory materials (“Code”) in order for You to receive the tax treatment accorded to life insurance under the Code. Therefore, to maintain this qualification to the maximum extent permitted by law, We reserve the right to return any premium payments that would cause this policy to fail to qualify as life insurance under the Code as interpreted by Us. Further, We reserve the right to make changes in this policy, to disallow policy adjustments or to make distributions from the policy to the extent We deem necessary, in Our sole discretion, to continue to qualify this policy as life insurance. Any such changes will apply uniformly to all policies that are affected.

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BENEFIT FLEXIBLE PREMIUM VARIABLE UNIVERSAL LIFE INSURANCE POLICY Benefits are payable at the earlier of Policy Maturity Date or the death of Insured. Flexible premiums are payable until the earlier of the Policy Maturity Date or the death of the Insured. The death benefit is adjustable subject to specified requirements and limits. This policy is non-participating.